

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2022

Matthew F. Unger
Chief Financial Officer
Omega Flex, Inc.
451 Creamery Way
Exton, PA 19341

> **Re: Omega Flex, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 14, 2022**
> **File No. 000-51372**

Dear Mr. Unger:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Manufacturing